UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Letz, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 29, 2017

Physical address of issuer
8 The Green, Suite A, Dover, DE 19901

Website of issuer
http://letz.do

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary

0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5.00% of the number of securities sold.

Type of security offered
Series Seed-3 Preferred Stock

Target number of Securities to be offered
132,487

Price (or method for determining price)
$0.188698

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
November 17, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
13

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$58,011.00	$16,925
Cash & Cash Equivalents	$55,858.00	$5,409
Accounts Receivable	$1,391.00	$11,516
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$16,330
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$65,931.00	-$79,306

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 17, 2017

Letz, Inc.



Up to $1,000,000.00 of Series Seed-3 Preferred Stock

Letz, Inc. ("Letz," the "company," "we," "us", or "our"), is offering up to $1,000,000.00 worth of Series Seed-3 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000.00 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000.00 by November 17, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings").

Unless the Company raises at least the Target Amount of $25,000.00 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by November 17, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,000,000.00 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 17, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: http://letz.do

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/letz

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Letz, Inc. (the "Company") is a Delaware Corporation, formed on August 29, 2017.

The Company is located at 8 The Green, Suite A, Dover, DE 19901.

The Company's website is http://letz.do.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/letz and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

Letz is an Artificial Intelligence platform that provides users with a personal productivity assistant.

The Offering

Minimum amount of Series Seed-3 Preferred Stock being offered	$25,000
Total Series Seed-3 Preferred Stock outstanding after Offering (if minimum amount reached)	132,487

Maximum amount of Series Seed-3 Preferred Stock	$1,000,000
Total Series Seed-3 Preferred Stock outstanding after Offering (if maximum amount reached)	5,299,474
Purchase price per Security	$0.188698
Minimum investment amount per investor	$500.00
Offering deadline	November 17, 2017
Use of proceeds	See the description of the use of proceeds on page 18-19, 23 hereof.
Voting Rights	See the description of the voting rights on page 15, 27-28, 30 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.
Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Martin Ancevski and Nino Karas who are CTO and CEO of the Company. The Company has or intends to enter into employment agreements with Martin Ancevski and Nino Karas although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Martin Ancevski and Nino Karas or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber

attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Series Seed-3 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed-3 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed-3 Preferred Stock. Because the Series Seed-3 Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed-3 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series Seed-3 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed-3 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 74.32% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution.
Non-major purchasers of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investment management agreement, which limits your voting rights.
All Non-Major Purchasers of Series Seed-3 Preferred Stock will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Series Seed-3 Preferred Stock vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal,

commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Letz is an Artificial Intelligence platform that provides users with a personal productivity assistant.

Business Plan
Today's busy lifestyle makes it difficult to stay productive. In order to get through the mountain of tasks most of us face on a daily basis, we juggle different productivity tools. Users end up constantly switching between these tools, unable to stick to a single one for a long period of time. We found out the reason behind this phenomenon... and that is... People fail at being productive, because it requires a lot of self-discipline. So we approached the problem a little differently. Instead of talking about features, we thought about guidance, assistance, and experience. That's why we created Letz - an active personal productivity assistant. Letz provides you with an Artificially Intelligent virtual friend that is committed to transforming you into a more productive person. Instead of passively waiting for your requests, your Letz assistant will actively engage you throughout the day. Persistently reaching out with all of the little details so that you don't miss any of the important things in your busy calendar! Looking forward, we are going to focus on creating the ultimate AI solution for digital nomads – freelancers, consultants, small business owners. We call it AI for Individual Business Productivity.

The Company's Products and/or Services

Product / Service	Description	Current Market
Productivity App	Letz has developed an award-winning app that is a personal assistant for people who work for themselves (contractors, freelancers, entrepreneurs) and need to manage their time. To bridge the emotional	Ultimately, we see our target market as being Amazon, Google, Microsoft, and Apple, as they develop their mobile and in-home interfaces and need to provide additional services beyond

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	gap between the user and the AI, we built Letz in the form of a chatbot that has a character, emotions, and sense of humor - Lucy.	navigation, shopping, and entertainment. Microsoft Cortana may lead the pack in providing business productivity services, although Cortana is behind when it comes to real adoption. In any case, as the interfaces become standardized and the bots to third-party entities are standardized, we will be working towards fitting into the ecosystem such that we will provide licensing of our services to the large entities. Regardless of the interface, our AI will be able to provide Individual Business Productivity as a service through any platform.

We are looking to work on integrating our product with existing platforms.

Our strategy is mostly based on non-paid Growth Hacking techniques. We like to limit ourselves to no budget for paid marketing to keep our strategy as creative as we can. Furthermore, encouraged by the Chatbot movement, the biggest players in the messaging and social media space opened their gates allowing us direct contact towards their user base. This makes the social media/messaging platforms the perfect ground for an acquisition of potential users with almost no barrier to start the initial handshake of interaction.

Competition
Competitors in the Individual Business Productivity include Any.do (http://any.do), Wunderlist (from recently Microsoft To-Do https://www.wunderlist.co m), and (https://todoist.com). While these apps are extremely popular, they don't provide AI. The theory goes that people need to keep it simple, otherwise they won't use an app. While this makes sense in context, a true AI solution such as ours makes the interface simple but providing much richer capabilities over time through the same simple interface. Other competitors include AI competitors, who are well-funded but have limited functionality such as X.AI - Amy (only meeting scheduling, B round $23MM), AI for teams and corporate, such as Ace Bot, which is funded (undisclosed round) and focuses on team vs. individual productivity, and competitors who appear to be doing what we do, that is creating an app, which may in the future connect to bots and other interfaces, such as Ophi, Jarvis, and Wonderbot. These have extremely limited capabilities at this time.

Customer Base

An increasing number of people are making a living as freelancers, contractors, and independent business people, and they need a "personal assistant" to help them with tasks such as scheduling, meeting deadlines, managing online campaigns, applying for new business opportunities, etc. Letz has developed a proof-of-concept app that will provide the intelligence to automate many of these tasks, allowing these independent workers to dramatically increase their productivity and decision-making when it comes to their businesses.

Intellectual Property
The Company is dependent on the following intellectual property: N/A

Litigation
None

Other
The Company's principal address is 8 The Green, Suite A, Dover, DE 19901

The Company conducts business in Netherlands, Macedonia.*

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
MarkO TSB B.V.	Limited Liability Company	Netherlands	April 9, 2015	100.0%*[1]
Letz DOOEL Skopje	Limited Liability Company	Macedonia	July 25, 2016	100%*

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised

---

[1] *MarkO TSB B.V. will become a wholly-owned subsidiary of Letz, Inc. only upon a successful raise with SeedInvest. Letz DOOEL Skopje is a subsidiary of MarkO TSB B.V.

Offering Expenses	44.50%	$11,125	8.43%	$84,250
Salaries	31.64%	$7,909	52.20%	$521,978
General & Administrative	4.44%	$1,110	7.33%	$73,260
Operational Costs	2.78%	$694	4.58%	$45,788
Sales & Marketing	16.65%	$4,162	27.47%	$274,724
Total	**100.00%**	**$25,000**	**100.00%**	**$1,000,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Martin Ancevski

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CTO from the formation of the company until now.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Taking the role of CTO at Letz, he is usually engaged with the tech team leading them to the right path towards the solutions on a daily basis. That includes:

Planning the software development strategy, organizing the development team, setting up the architecture of the technology stack and breaking down work tasks to follow the project timeline.

He is educated as a software engineer at the Faculty of Natural Sciences and Mathematics. His CTO skills were developed through the experience of holding the same position for 6 years at CodeWell - a mobile software service providing company, and delivering more than 90 projects for recognized clients like Sony Music, T-Mobile, Holland Casino, etc.

Name
Nino Karas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CEO from the formation of the company until now.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

He is taking the position of being CEO of Letz and aside the usual CEO obligations he is engaged with product development.

His responsibilities include:

Business development, financial management, investors relations, internal business organization, development of company's strategy, coordinating product development with the startup vision, etc.

Nino is educated as a software engineer at the Faculty of Natural Sciences and Mathematics (and later Faculty of Computer Science and Engineering) with graduate studies at the Boston University – USA. He is a featured alumni of Boston University. His CEO skills were developed through the experience of holding the same position for years at CodeWell - a mobile software service providing company, and delivering more than 90 projects for recognized clients like Sony Music, T-Mobile, Holland Casino, etc.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Martin Ancevski

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CTO from the formation of the company until now.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Taking the role of CTO at Letz, he is usually engaged with the tech team leading them to the right path towards the solutions on a daily basis. That includes:

Planning the software development strategy, organizing the development team, setting up the architecture of the technology stack and breaking down work tasks to follow the project timeline.

He is educated as a software engineer at the Faculty of Natural Sciences and Mathematics. His CTO skills were developed through the experience of holding the same position for 6 years at CodeWell - a mobile software service providing company, and delivering more than 90 projects for recognized clients like Sony Music, T-Mobile, Holland Casino, etc.

Name
Nino Karas

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and CEO from the formation of the company until now.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

He is taking the position of being CEO of Letz and aside the usual CEO obligations he is engaged with product development.

His responsibilities include:

Business development, financial management, investors relations, internal business organization, development of company's strategy, coordinating product development with the startup vision, etc.

Nino is educated as a software engineer at the Faculty of Natural Sciences and Mathematics (and later Faculty of Computer Science and Engineering) with graduate studies at the Boston University – USA. He is a featured alumni of Boston University. His CEO skills were developed through the experience of holding the same position for years at CodeWell - a mobile software service providing company, and delivering more than 90 projects for recognized clients like Sony Music, T-Mobile, Holland Casino, etc.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross

negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 13 employees in Macedonia.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock	Series Seed 1 and 2 Preferred Stock
Amount outstanding	12,738,000	4,400,000
Voting Rights	Yes	Yes
Anti-Dilution Rights	No	Yes
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	74.33%	25.67%

The Company has the following debt outstanding:

Type of debt	Related Party Loan
Name of creditor	CodeWell Unlimited
Amount outstanding	46,576
Interest rate and payment schedule	EURIBOR 1%
Amortization schedule	Should be returned by 31.12.2017
Describe any collateral or security	/
Maturity date	31.12.2017
Other material terms	/

Ownership

A majority of the Company is owned by a few people. Those people are Nino Karas and Martin Ancevski,

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Nino Karas	37.16%
Martin Ancevski	37.16%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has experienced recurring losses from operations since inception and will be required to obtain additional funding or alternative means of financial support, or both, prior to January 1, 2018, in order to continue as a going concern. As shown in the accompanying financial statements, the Company incurred net losses of $33,533 for the twelve month periods ended December 31, 2016, and has an accumulated deficit of $33,533 as of December 31, 2016. Additionally, the Company incurred negative cash flows from operations of $34,821 for the twelve month periods ended December 31, 2016.

On August 29, 2017, the Company incorporated as a Delaware C Corporation. The Company's Dutch operations, MarkO TSB B.V. (as well as its Macedonian subsidiary, Letz DOOEL Skopje), will become a wholly-owned subsidiary of Letz, Inc. only upon a successful raise with SeedInvest

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $55,858 in cash on hand as of December 31, 2016 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $3,800,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed-3 Preferred Stock.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.00.

Additionally, we have set a minimum Closing Amount of $500,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000.00 from investors through Regulation Crowdfunding before the deadline of November 17, 2017.

The minimum investment in this Offering is $500.00. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). The company is offering the Series Seed-3 Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:

- greater information and inspection rights.
- if there is a next financing, they will receive the more favorable rights, if any, of major purchasers in the next financing
- a right a first refusal for the transfer of common stock by a key holder, if the company does not exercise that right,
- participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares

Classes of securities of the company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock

Rights and Preferences

None

Series Seed Preferred Stock

Dividend Rights

The Company may not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Series Seed Preferred Original Issue Price (as defined below);

provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Series Seed Preferred Stock must be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The "Series Seed-1 Original Issue Price" means $0.045012 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock; the "Series Seed-2 Original Issue Price" means $0.052079 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-2 Preferred Stock; and the "Series Seed-3 Original Issue Price" means $0.188698 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-3 Preferred Stock. The Series Seed-1, Seed-2 and Seed-3 Original Issue Price are referred to collectively as the "Series Seed Original Issue Price."

Voting Rights

All holders of record of shares of Series Seed Preferred Stock must be given written notice of the Mandatory Conversion Date and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock. Such notice need not be given in advance of the occurrence of the Mandatory Conversion Date. On the Mandatory Conversion Date, all outstanding shares of Series Seed Preferred Stock are deemed to have been converted into shares of Common Stock, which are deemed to be outstanding of record, and all rights with respect to the Series Seed Preferred Stock so converted, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate, other than the rights of the holders thereof to receive payment of any declared but unpaid dividends thereon. As soon as practicable after the Mandatory Conversion Date, the Company must (a) cause to be issued and delivered to each holder of the Series Seed Preferred Stock a certificate or certificates (unless the shares are uncertificated) reflecting the conversion, (b) pay an amount of cash in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) make payment of all dividends declared, but unpaid, on the Series Seed Preferred Stock.

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series Seed Preferred Stock must vote together with the holders of Common Stock, and with the holders of any other series of preferred Stock the terms of which so provide, as a single class.

The holders of Series Seed-3 Preferred Stock, voting as a separate class, are entitled to designate one member of the Board of Directors (the "Series Seed-3 Director") at each meeting, or pursuant to a written consent of the Company's stockholders, for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

As long as any of the shares of Series Seed Preferred Stock remains outstanding, except where the vote or written consent of the holders of a greater number of shares of the Company is required by law or by the Certificate of Incorporation, and in addition to any other vote required by law or the Certificate of Incorporation, without the written consent or affirmative vote of (a) the holders of a majority of the then outstanding shares of Series Seed-1 Preferred Stock, (b) the holders of a majority of the then outstanding shares of Series Seed-2 Preferred Stock and (c) the holders of a majority of the then outstanding shares of Series Seed-3 Preferred Stock given in writing or by vote at a meeting, or by consent in lieu of a meeting (as the case may be) in any event voting together as a single class, the Company may not, either directly or by amendment, merger, consolidation or otherwise:

(a) alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Certificate of incorporation or the Company's Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Company;

(g) liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 7.5.3.1;

(h) permit the Company or any subsidiary or affiliate of the Company to sell or issue any stock to any party other than the Company except pursuant to an incentive plan approved by the Board of Directors, including the Series Seed-3 Director and the Series Seed-1 and 2 Director.

(i) the establishment of an employee incentive plan;

(j) adoption and implementation of the Company's annual budget and business plan; or

(k) exercising the voting rights on shares held in subsidiaries in respect of the matters set out in this Section

The Board of Directors is obliged to ensure that the board of directors of the Company's subsidiaries do not take any of the above actions without the prior approval as set out herein.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among the stockholders for the purpose of winding up its affairs, whether voluntary or involuntary (each, an "Actual Liquidation Event"), the holders of shares of Series Seed-3 Preferred Stock then outstanding are entitled to be paid out of the assets available for distribution to the stockholders, before any payment is made to the holders of Series Seed-1and 2 Preferred Stock, Common Stock or any other class or series of stock ranking on liquidation junior to the Series Seed-3 Preferred Stock by reason of their ownership thereof, an amount per share equal to the Series Seed-3 Original Issue Price (the "Series Seed-3 Liquidation Preference"). If upon any such liquidation, dissolution or winding up of the Company the remaining assets available for distribution to the stockholders are insufficient to pay the holders of shares of Series Seed-3 Preferred Stock the Series Seed-3 Liquidation Preference, the holders of shares of Series Seed-3 Preferred Stock must share ratably in any distribution of the remaining assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Rights

The Series Seed Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is right a first refusal for the transfer of Common Stock by a key holder, and the company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the company agrees that, in the event the company's Board, and a majority of both (i) the holders of the company's Common Stock then outstanding, and (ii) the holders of a majority Common Stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Series Seed Preferred Stock vote to terminate the agreement.

What it means to be a minority holder

As an investor in Series Seed-3 Preferred Stock of the company, your rights will be more limited than the rights of the holders of Common Stock who control the company in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to Common Stock of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company

Dilution

Even once the Series Seed-3 Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million. In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase Series Seed-3 Preferred Stock.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	CodeWell
Relationship to the Company	Founder also manages CodeWell
Total amount of money involved	46,576
Benefits or compensation received by related person	EURIBOR 1%
Benefits or compensation received by Company	/
Description of the transaction	Short term loans mainly used to cover the salaries for the development team in the period between the fundraising rounds.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders: N/A

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed-3 Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
The intermediary will notify investors when the target offering amount has been met;
The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1.   Personal information such as your current address and phone number
2.   Employment and employer information
3.   Net worth and income information
4.   Social Security Number or government-issued identification
5.   ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1.   The Company becomes a fully-reporting registrant with the SEC
2.   The Company has filed at least one annual report, but has no more than 300 shareholders of record
3.   The Company has filed at least three annual reports, and has no more than $10 million in assets
4.   The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5.   The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1.   To the Company that sold the Securities
2.   To an accredited investor
3.   As part of an Offering registered with the SEC (think IPO)
4.   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Nino Karas
_____
(Signature)

Nino Karas
_____
(Name)

CEO, Comptroller, and Chief Financial Officer
_____
(Title)

/s/ Martin Ancevski
_____
(Signature)

Martin Ancevski
_____
(Name)

CTO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Nino Karas
_____
(Signature)

Nino Karas
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/ Martin Ancevski
_____
(Signature)

Martin Ancevski
(Name)

Director
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

MarkO TSB BV

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

(WITH INDEPENDENT REVIEW REPORT THEREON)

Table of Contents

T. Roe CPA & Consulting LLC

2561 1200th Rd, Oberlin, KS 67749, Phone: 913-515-1929, Email: tyler@troecpa.com

Accountants Review Report

Management Team
MarkO TSB BV

I have reviewed the accompanying consolidated balance sheet of MarkO TSB BV as of December 31, 2016 and 2015, and the related statement of income, capital and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is to express and opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presenation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provided a reasonable basis for my report.

Based on my review, I am not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with the U.S. generally accepted accounting principles.

TRoe CPA & Consulting LLC

Oberlin, KS
September 14, 2017

MarkO TSB BV

Consolidated Balance Sheets

December 31, 2016 and 2015

Assets		**2016**	**2015**
Current assets:			
Cash and cash equivalents	$	55,858	5,409
VAT Receivable		1,391	11,516
Total current assets		57,249	16,925
Non current assets:			
Intangible assets		—	—
Fixed assets		762	—
Total assets	$	58,011	16,925
Liabilities and Stockholders' Equity (Deficit)			
Current liabilities:			
Trade payable		—	11,410
Payroll liabilities		103	—
Other liabilities		6,821	—
Total current liabilities		6,924	11,410
Convertible notes		—	16,300
Total non-current liabilities		—	16,300
Total liabilities		6,924	27,710
Common shares, $0.00 par value. Authorized 16,304 shares; 16,304 shares issued at December 31, 2016		163	163
Additional paid-in capital		197,744	70,813
Accumulated other comprehensive income		(1,583)	(2,455)
Retained earnings (deficit)		(145,237)	(79,306)
Total stockholders' equity (deficit)		51,087	(10,785)
Total liabilities and stockholders' equity (deficit)		58,011	16,925

See accompanying notes to consolidated financial statements.

MarkO TSB BV

Consolidated Statement of Income

Years ended December 31, 2016 and 2015

		2016	2015
Net sales	$	—	—
Cost of sales		—	—
Gross profit		—	—
Operating expenses:			
Selling expenses		(2,029)	25
General & Administrative expenses		(63,948)	(79,331)
Total operating expenses		(65,977)	(79,306)
Operating income		(65,977)	(79,306)
Other Income			
Other expense		46	—
Income before income taxes		(65,931)	(79,306)
Income tax expense		—	—
Net income (loss)	$	(65,931)	(79,306)

See accompanying notes to consolidated financial statements.

MarkO TSB BV

Statements of Cash Flows

Years ended December 31, 2016 and 2015

		2016	2015
Cash flows from operating activities:			
Net income	$	(65,931)	(79,306)
Adjustments to reconcile net income to net cash flows provided (used) by operating activities:			
Depreciation and amortization		—	—
Changes in assets and liabilities, net of purchase accounting impact:			
Increase in accounts receivable		10,125	(11,516)
Increase in trade payable		(11,410)	11,410
Increase in payroll liabilities		103	—
Increase in other liabilities		6,821	—
Net cash flows provided (used) by operating activities		(60,292)	(79,412)
Cash flows from investing activities:			
Cash paid for fixed assets		(762)	—
Net cash provided by (used in) investing activities		(762)	—
Cash flows from financing activities:			
Net proceeds from convertible note payable		—	16,300
Net Proceeds from equity contribution		111,216	70,976
Net cash provided by (used in) financing activities		111,216	87,276
Effect of foreign currency rates on cash		287	(2,455)
Net increase (decrease) in cash and cash equivalents		50,449	5,409
Cash and cash equivalents at beginning of year		5,409	—
Cash and cash equivalents at end of year	$	55,858	5,409
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$	—	—

See accompanying notes to consolidated financial statements.

4

MarkO TSB BV

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2016 and 2015

	Stockholders Investment	Retained earnings (deficit)	Retained earnings (deficit)	Total stockholder's equity
Balance December 31, 2014	$ —	—	—	—
Stockholders Equity	163	—	—	163
Additional Paid in Capital	70,813	—	—	70,813
FX gains/(losses)		(2,455)		(2,455)
Net income for the year ended December 31, 2016	—	—	(79,306)	(79,306)
Balance December 31, 2015	$ 70,976	(2,455)	(79,306)	(10,785)
Stockholders Equity	—	—	—	—
Additional Paid in Capital	126,931	—	—	126,931
FX gains/(losses)	—	872	—	872
Net income for the year ended December 31, 2016	—	—	(65,931)	(65,931)
Balance December 31, 2016	$ 197,907	(1,583)	(145,237)	51,087

See accompanying notes to consolidated financial statements.

5

MarkO TSB BV

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31, 2016 and 2015

		2016	2015
Net income	$	(65,931)	(79,306)
Other comprehensive income:			
FX gains/(losses)		(2,455)	872
Comprehensive income	$	(68,386)	(78,434)

See accompanying notes to consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(1)   Basis of Presentation

The accompanying interim condensed financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such rules.. The accompanying condensed financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the condensed financial statements.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company has experienced recurring losses from operations since inception and will be required to obtain additional funding or alternative means of financial support, or both, prior to January 1, 2018, in order to continue as a going concern. As shown in the accompanying financial statements, the Company incurred net losses of $33,533 for the twelve month periods ended December 31, 2016, and has an accumulated deficit of $33,533 as of December 31, 2016. Additionally, the Company incurred negative cash flows from operations of $34,821 for the twelve month periods ended December 31, 2016.

(2)   Summary of Significant Accounting Policies

(a)   *Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(b)   *Use of Estimates*

The preparation of consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the valuation and carrying amount of property, plant, equipment and intangibles; valuation allowances for receivables and inventories; deferred income tax assets; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(3) Income Taxes

The Company determines the tax provision by applying an estimate of the annual effective tax rate to the year-to-date pretax book income (loss) and adjusts for discrete items during the reporting period, if any. Tax jurisdictions with losses for which tax benefits cannot be realized are excluded. Additionally, for certain tax jurisdictions where a reliable estimate of year-to-date income tax expense or benefit cannot be made, the Company applied the actual effective tax rate to year-to-date income.

The effective income tax rate for the twelve months ended December 31, 2016 and 2015 was 0.0% and 0.0%. The Company's effective income tax rates differ from the applicable statutory tax rate primarily due to yearly losses and valuation allowances on deferred tax assets in various jurisdictions, mix of earnings (losses) by jurisdictions.

(4) Debt

The Company had an outstanding convertible note of $16,330 as of December 31, 2015. The note was converted to equity during 2016 and as such is no longer outstanding.

(5) Subsequent Events

Subsequent events have been evaluated through the date of this report.

Durin 2017, the Company borrowed approximately $30,000 from a related entity to cover expenses up until the next round of financing.

EXHIBIT C

PDF of SI Website





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Hi, i'm Lucy.
Let's get to know each other

Letz

An Artificial Intelligence platform that provides users with a personal productivity assistant. Edit Profile

$10,000	$3,800,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Letz is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Letz without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Monthly Active Users
8,000+

Messages Through Platform
6+ Million

- Winner of Product Hunt's "Bot of the Year" 2016 Award
- Over 40,000 app downloads with a 4.6 rating on the Google Play Store
- Alumnus of the Rockstart Accelerator
- Pre-seed investment by South Central Ventures
- Advisors include Christoph Auer-Welsbach, a partner at IBM Ventures and co-founder of City.AI

- Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $10,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $3,800,000
- Offering Type: Side by Side Offering

PROFILE MENU

 offers an AI-powered solution to one of the biggest problems facing today's individuals, freelancers, consultants, and small businesses - productivity!

Today's busy lifestyle makes it difficult to stay productive. In order to get through the mountain of tasks most of us face on a daily basis, we juggle different productivity tools. Users end up constantly switching between these tools, unable to stick to a single one for a long period of time. We found out the reason behind this phenomenon... and that is...

People fail at being productive, because it requires a lot of self-discipline.

So we approached the problem a little differently. Instead of talking about features, we thought about guidance, assistance, and experience.

That's why we created **Letz - an ACTIVE personal productivity assistant.**

Letz provides you with an Artificially Intelligent virtual friend that is committed to transforming you into a more productive person.

Instead of passively waiting for your requests, your Letz assistant will actively engage you throughout the day. Persistently reaching out with all of the little details so that you don't miss any of the important things in your busy calendar!

Looking forward, we are going to focus on creating the **ultimate AI solution for digital nomads** – freelancers, consultants, small business owners. We call it **AI for Individual Business Productivity**.

Pitch Deck



Highlights

Pitch Deck

Team Story

Term Sheet

Financial Discussion

✉ SeedInvest

Overview ▸

Product & Service

Q&A with Founder

Prior Rounds

Market Landscape

Data Room

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‹   ›

Product & Service

Letz has developed an award-winning app that is a personal assistant for people who work for themselves (contractors, freelancers, entrepreneurs) and need to manage their time.

To bridge the emotional gap between the user and the AI, we built Letz in the form of a chatbot that has a character, emotions, and sense of humor - Lucy.

Lucy is a friendly and effective personal assistant who chats with you by text throughout the day. In the morning, Lucy starts your day with a friendly greeting and check-in with your agenda, emphasizing the most important tasks of the day. As you respond to your priorities, those are integrated according to your needs and during the day, Lucy reminds you of each task. If you're bored, she tells you a joke, and when it's time to leave for your next appointment, she pings to let you know. At the end of the day, you get a recap, and over time you can see your productivity reports.

Additionally, your assistant learns more about you with time. As we integrate additional professional services, Lucy will be able to tell you about jobs that you might want to apply for on outsourcing sites, help you follow up with people you met at a networking event, and suggest relevant content you should know about for your professional education. As the technology advances, she'll be able to assess your pay-per-click analytics and even run campaigns for you.

All of this adds up to the experience of chatting with a caring assistant that helps you become a better, more productive version of yourself.

The roadmap includes integrating services such as outsourcing sites, email marketing, time management, and other business prioritization apps.

The Future of AI

An increasing number of people are making a living as freelancers, contractors, and independent business people, and need a "personal assistant" to help them with tasks such as scheduling, meeting deadlines, managing online campaigns, applying for new business opportunities, etc. Letz will provide the intelligence to automate many of these tasks, allowing these independent workers to dramatically increase their productivity and decision-making when it comes to their businesses.

The next generation of AI will look something like this:

You simply schedule a meeting in London and your smart AI interface will make all of the arrangements for you: flights, car, hotels, etc. This will happen through a set of smart Service Areas adopted by Apple (Siri), Google (Assistant), and Amazon (Alexa), who will own those interfaces.

Soon Letz will provide end-to-end assistance to optimize the work life of individual workers like freelancers, consultants, and small business owners. In the near future, you will be able to say to Letz something like "***Deliver my time-sheets to my clients for the week, and show me the five most promising leads that I can fit in my calendar***". The Letz AI would be able to understand and handle the complex request and automatically take multiple actions in order to complete it. In this case: first, it would deliver the timesheets for all different projects/clients of the freelancer; second, check out the user's calendar for free working hour slots; and third, search its favorite freelancing sites for gigs/jobs that would be a good fit (knowledge of his skills, client/project preference, working timeslots, etc.) and show him the top five.

Letz provides a solution in the service area we call **Individual Business Productivity**, which helps individuals make decisions about how to maximize their work time. The Service Areas are emerging as we speak, and our company is focused on this specific area of AI.

☰   PROFILE MENU



Gallery





Letz - Enjoy Productivity.

Media Mentions






Team Story

Our team has **worked together for over 6 years**, delivering more than 90 successful projects for big companies like **Sony Music, Holland Casino, T-Mobile,** etc.

Our success in the AI space is exemplified by our app, which has been out for a year and enjoys continued daily use by thousands of users. We aren't just thinking about developing artificial intelligence: we have repeatedly and consistently proven our ability to deliver.

Our team has a deep knowledge and experience in algorithms and artificial intelligence - the logic behind Letz is a result of lengthy hard work and years of experience in the field. **The complete technology deck and AI modules are proprietarily built in-house from scratch.**

Aside from the technological know-how, we possess hands-on experience in the personal productivity market, having developed another app in this space. We've also proven our marketing capabilities, with over 40,000 downloads and a Product Hunt prize for our launch.

Founders and Officers

Nino Karas
CEO / CO-FOUNDER

PROFILE MENU





Nino is an Entrepreneur, Hustler, IT Visionary and All-Perspective Perfectionist.

Boston University featured Alumni.

Successfully built up CodeWell, a profitable software consultancy with offices in Skopje. Created and sold multiple software products as spin-offs from CodeWell.

BS in Computer Science, Boston University.

Martin Ancevski
CTO / CO-FOUNDER



Intellectually curious and a problem solver at his core. Expert in Artificial Intelligence, algorithms and software architecture.
Having partnered with Nino over the past 6 years on CodeWell, Letz, and other software projects, Martin brings his strategic technology thinking to the team.

Computer Science, Univerzitet 'Sv. Kiril I Metódij.

Key Team Members

Ivana Karalieva
CMO



Angel Davcev
Head of Design & UX





Viktor Lukovic
Lead Android Developer



Viktorija Ancevska
Lead iOS Developer



Simona Andrieska
R&D Engineer



Valentin Ambaroski
R&D Engineer



Hristijan Veselinoski
Android developer



 PROFILE MENU



Vidak Mijanovic
iOS Developer

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Lence Petkovska
Web Developer



Spasija Filipova
HR & Administration



Marija Nikolova
Content Writer



Notable Advisors & Investors



PROFILE MENU







South Central Ventures

Investor, SCV is a €40 million Fund, dedicated to investments in startups & SMEs

Rockstart Accelerator

Investor, One of the top rated European startup accelerators from Amsterdam, Netherlands



Christoph Auer-Welsbach

Advisor, Partner at IBM Ventures | co-founder City.AI



Rebecca (Grace) Rachmany

Advisor, Marketing and BizDev Consultant

Q&A with the Founder

Q: Please detail the tech behind your AI platform and what you see as your "special sauce."

Letz: From the moment we started developing Letz we agreed upon building the full stack into standalone smart modules, that will work and function independently and communicate between of each other. Having the ability to proprietarily build the full tech stack in-house from scratch (without using any 3rd party frameworks or SDKs) allowed us to achieve this kind of architecture without making tradeoffs with the performance of the system. Additionally, in the past couple of months, the Letz team started working on a new AI module that will bring the Letz conversational experience on a new level. This module is using the latest paradigm in AI and is based on sequence 2 sequence models leveraging Recurrent Neural networks and Tensorflow. As of the moment, the module is in finishing stage of development, so far providing excellent results. When the module is completed and released in production it will provide an AI experience that is on an x10 levels above what current competitors are providing.

Q: Please describe your monetization strategy.

Letz: We are developing artificial intelligence that will be essential to the full ecosystem that Amazon, Apple, and Google are moving towards with their in-home devices, as well as with existing mobile devices. Ultimately, people will have just one interface with their devices, either through voice or text, just as we communicate with people. Through that one platform, people will want to accomplish everything. Therefore, our strategy is to be either purchased by one of the large players or to license out our technology to the players as a service they can provide on their platform. It's not yet clear whether the app model will prevail, but it seems unlikely. Services such as Letz Individual Business Productivity will be fully integrated into these in-home devices and mobile device AI.

Q: Please detail your MAU, downloads, key metrics, etc.

Letz: Letz was officially launched in October 2016 on Product Hunt and we have many users since day one, who helped us prove our concept. Letz is available on both iOS and Android platforms and is currently offered for free. With almost no marketing budget, we managed to deliver Letz in front of 40,000+ people. From that moment on, the activation factor is constantly growing. There are more than 8,000 monthly active users who created more than 180,000 tasks and exchanged more than 6 Million messages. Having almost no marketing budget helped us keep our creativity

level high and prove the concept we approached. This challenge directed us to one successful step when Letz was nominated for a product of the year competition by Product Hunt. After the tight race with big names like Duolingo Bot, Google Analytics bot for Slack and Nerdify bot, Letz WON ...st ever Golden Kitty in the bot of the year category. This was the biggest confirmation for the Letz team and encouraged us to continue helping people get better in the productivity space

Q: What are your exit opportunities?

Letz: Ultimately the artificial intelligence underlying the Letz app is targeted at Google, Apple and Amazon. These three companies are deploying in-home voice-activated systems and two of them command almost the entire mobile phone market. These companies are looking to dominate the interaction between humans and computers, but the differentiating factor will be the services they can provide. Currently, they provide very limited entertainment and shopping capabilities, as well as some navigation capabilities on the phone. Letz is designed to become the artificial intelligence that can be added to such systems in order to provide an offering from those companies to the public in the area of individual business productivity.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,000,000	US $1,000,000
Minimum investment	$20,000	US $10,000
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Company's offering materials for additional details.

Use of Proceeds

If Minimum Amount Is Raised



- General & Administrative
- Operational Costs
- Sales & Marketing
- Salaries

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Letz's prior rounds by year.





This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $117,000
Close Date	Aug 14, 2016
Security Type	Common Equity
Pre-money Valuation	US $874,968

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached to this profile in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

The Company has experienced recurring losses from operations since inception and will be required to obtain additional funding or alternative means of financial support, or both, prior to January 1, 2018, in order to continue as a going concern. As shown in the accompanying financial statements, the Company incurred net losses of $33,533 for the twelve month periods ended December 31, 2016, and has an accumulated deficit of $33,533 as of December 31, 2016. Additionally, the Company incurred negative cash flows from operations of $34,821 for the twelve month periods ended December 31, 2016.

On August 29, 2017, the Company incorporated as a Delaware C Corporation. The Company's Dutch operations, MarkO TSB B.V. (as well as its Macedonian subsidiary, Letz DOOEL Skopje), will become a wholly-owned subsidiary of Letz, Inc. only upon a successful raise with SeedInvest.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $55,858 in cash on hand as of December 31, 2016 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $3,800,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

PROFILE MENU

EXHIBIT D

Investor Deck



Letz.do

Enjoyable Artificial Intelligence

seedinvest Disclaimer

This presentation contains offering materials prepared solely by **Letz** without the assistance of **SI Securities**, and not subject to **FINRA Rule 2210**. This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially.

Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.





One day in the not so far future...



"**Alexa**, I have meetings with **Acme in London** on **Tuesday** and our New York office Thursday and Friday. Make sure I'm home for **Sam's piano recital on Saturday.**"

www.letz.do



How is that going to happen?

Ecosystem for Full-Service Automated PA


www.letz.do
Parser
Service stack
Service stack
Service stack
Service stack
Service stack
Service stack
Service stack
Service stack
Queries and responses
Personal data
Big data
Bots speaking standard language



This is where the intelligence is

Parser

Service stack
Service stack
Service stack
Service stack
Service stack
Service stack
Service stack
Service stack

Queries and responses

Big data

Personal data

Bots speaking standard language

What service areas make sense?



Parser

- Home services
- Personal care and hygiene
- Health and exercise
- Motivation and mindset
- Administrative assistant
- Individual productivity
- Team productivity
- Entertainment

Queries and responses

- Personal data
- Big data

Bots speaking standard language





We are in a service area that we call:

Individual Business Productivity



Anatomy of a Service Area



Request

"Need to generate 2 more customers by the end of the month. Help me, Lucy!"



- Bots posted jobs from Upwork
- PPC pricing for your keywords
- Industry news
- Email responses reflecting your personality





Individual data

How long it takes to do each task
Methods that bring in new work
Current pipeline and deadlines
My location and battery life if I'm travelling

Lucy performs

www.letz.do

Seasonal fluctuations in work

Opening hours for helpdesk and coffee shop
Times of day people surf FB or answer phone
Amount of time average customer stays



Automatically applies for these Upwork jobs
Tells you to read this industry article and call author
(former customer of yours)
Follows up by email with Jem, automated
Performs A/B testing with $35 in Google Ads



Product overview

www.letz.do



MY TASKS
Looks like I can't see your location.
I need this just to be able to show you the correct weather info...
Care to share your location with me?
Yeah, okay
Okay then
Just click allow on the next dialog
Thanks Irina
Let me to check the weather info now...
Here you go...
THE WEATHER
SHOWER RAIN
London, GB
OK
Can I help you with something else?
News
Sure.
Here you go...
StartX, the accelerator for Stanford-affiliated entrepreneurs, gets a new CEO
READ MORE
More news
Okay
Carrier
2:55 PM
MY TASKS
MORE
My task list
Here's what you need to do:
UPCOMING TASKS
Pay the electricity bill
15:00
Do the laundry
17:30
Take the bike to service
16:15
VIEW MORE
Something funny?
See you later.
Add a reminder.
12:48
MORE
d morning, Scott.
uld you like to see your task list?
Yes, please.
MORNING TASKS
Buy groceries on the way home
Pay the electricity bill
11:30
Dentist appointment
FROM
VIEW MORE
Tell me a joke
Add a reminder
Fine, see ya.

Market validation

- Release **October 2016**
- Over **40,000** downloads
- Over **8,000** active users
- **6 million** messages exchanged
- **180 000+** reminders set up
- 2016 Product Hunt **Bot of the Year**



Go to Market: Individual Business Productivity Bot

Target Market: Freelancers, consultants, business up to 3 people

- Emphasis on press coverage: because exit strategy is acquisition.
- Social shares/referrals
- Active social marketing
- Market fit experiments to narrow down the right target avatar.
- Steady growth
- Growth Hacking Techniques

Roadmap (integrations of apps and needs for this service area)

- Productivity tools (GTD, RPM)
- Outsourcing platforms (Upwork, Fiverr, etc.)
- Contacts, calendar
- Email productivity tools
- LinkedIn
- Meetup, FB Events
- RSS/industry news
- Email Marketing (Mailchimp)



*Disclaimer: These statements reflect management's current views and are meant for illustrative purposes.
They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.



Competition



Chat bot
LETZ
AI Level
Traditional App

*Disclaimer: This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

www.letz.do

Competitive Advantage

- **Focus on the intelligence that will be needed in 3-5 years.**

- **Serving a specific, growing market**

- **Existing user base is faithful over months / years**

- **Proven AI expertise**

- **AI, not app, is the endgame**



Team



Nino Karas
CEO

Successfully has built up CodeWell, a profitable software consultancy with offices in Skopje. Created and sold multiple software products as spin-offs from CodeWell. BS in Computer Science, Boston University.



Martin Ancevski
CTO

Having partnered with Nino for the past 6 years on CodeWell, Letz, and other software projects, Martin brings his strategic technology thinking to the team. Computer Science, Univerzitet 'Sv. Kiril I Metódij.



Ivana Karalieva
CMO

Bringing a background of marketing for leading consumer goods companies, Ivana joined Letz and rapidly brought the company from anonymity to becoming a Product Hunt winner. She continues to successfully increase the apps user base and positive media surrounding the company.



Milestones and funding



Preliminary Idea Validation
MAR 2016
SEP 2016
Seed Round Investment Closed
MVP Official Launch
NOV 2016
DEC 2016
Bot of the Year awarded by Product Hunt
P
Technology enhancement & market validation
JUN 2017
DEC 2017
Series A round funding
Messaging integration
FEB 2017
MAR 2018
Outsorcing platforms integration
Facebook and Linkedin integration
APR 2018
JUN 2018
Email productivity tools integration
500 000 users
SEP 2018
NOV 2018
Integration with standard bots
Integration with large platform (Amazon/ Google/Apple, etc.)
DEC 2018

*Disclaimer: These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

www.letz.do



Thank you

EXHIBIT E

Video Transcript

Meet Dan. Dan is a busy guy. He gets a lot of things done. You killed that presentation Dan. You're a PowerPoint freak. But he sure sucks at managing his time, especially when it comes to his personal life. He never remembers the little things. You know like picking up eggs from the grocery store, or paying his bills on time. Not again Dan, not again. He's constantly on his phone and his computer, messaging, chatting, browsing. Of course he's tried using many different time and task management apps. Did we mention he's an excellent typist? But the problem with all these apps is that he forgets them, so eventually he stops using them. Until the day Dan discovered Letz, a productivity app that assigns you a personal assistant who helps you overcome your task management challenges.

Meet Dan's assistant Lucy. She's an AI chat bot with a master's degree in productivity, and a doctorate in personal communication. She lives in his phone, his computer, and on his Facebook. She's very friendly, and interacts with Dan at crucial times throughout the day. She can be funny. But ultimately her job is to help him out. Lucy is always there. Even if Dan forgets about her, she never forgets about him. She is smart, and with time she learns about Dan, so she knows just when to interact with him, and what to say. She's also always paying attention to his location. At the end of each day, and each week, she prepares a productivity report for him. But whether he has been a productivity ninja, or a potato, he has a good way of tracking his progress to becoming a more organized Dan.